UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).
(Amendment No. 2)*
WEBHIRE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

76126W 10 8

(CUSIP Number)

RONALD FISHER
SOFTBANK INC.
10 LANGLEY ROAD, SUITE 403
NEWTON CENTRE, MA 02159
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,759,927
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,759,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,695,290
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,695,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,695,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RONALD D. FISHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,558,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,558,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CHARLES R. LAX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,559,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,559,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,559,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,558,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,558,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,558,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,558,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,558,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,558,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON* HC, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,101,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,101,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,101,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON* HC, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 76126W 10 8	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MASAYOSHI SON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,101,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,101,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,101,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           The statement on Schedule 13D previously filed by SOFTBANK Capital Partners LP (“SB Capital Partners”), SOFTBANK Capital Partners LLC (“SB CP LLC”), SOFTBANK Capital Partners Investment Inc. (“SB CPI”), SOFTBANK Capital LP (“SB Capital”), Ronald D. Fisher (“Mr. Fisher”), Charles R. Lax (“Mr. Lax”), SOFTBANK Holdings Inc. (“SBH”), SOFTBANK Corp. (“SOFTBANK”) and Masayoshi Son (“Mr. Son”) with respect to shares of Common Stock (the “Common Stock”) of Webhire, Inc. (the “Company”) is hereby amended and supplemented. Except as amended and supplemented hereby, the original statement on Schedule 13D and its Amendment No. 1 remain in full force and effect. SB Capital Partners, SB CP LLC, SB CPI, SB Capital, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are collectively referred to as the “Reporting Persons.”

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           On March 29, 2001 SB Capital Partners, SB Capital and SOFTBANK Capital Advisors Fund LP (“Advisors Fund”) acquired warrants (the “Warrants”) to purchase 249,160, 244,875 and 5,965 shares, respectively, of Common Stock from the Company at $1.25 per share, copies of which are filed as Exhibits H, I and J hereto. The Warrants are each exercisable at any time on or before January 11, 2004. In consideration of the Warrants, SB Capital Partners, SB Capital and Advisors Fund collectively committed to furnish the Company with up to $5,000,000 in 2001.

           As a result of the foregoing, as of the date of filing this statement and assuming the exercise of the Warrants, SB Capital Partners may be deemed to have owned 3,759,927 shares of Common Stock, SB Capital may be deemed to have owned 3,695,290 shares of Common Stock, Advisors Fund may be deemed to have owned 102,854 shares of Common Stock and SB Holdings (Europe) Ltd. (“SBE”) held 543,750 shares of Common Stock.

           Total Outstanding Shares. According to the Company's most recently filed quarterly report on Form 10-Q, the total number of shares of Common Stock outstanding as of February 5, 2001 was 22,527,034 shares. If the Warrants were to be exercised, a total of 23,027,034 shares would be outstanding.

           SB Capital Partners. As of the date of filing this statement and assuming exercise of the Warrant, SB Capital Partners may be deemed to have been a beneficial owner of a total of 3,759,927 shares of Common Stock, or 16.3% of Common Stock that would have been outstanding assuming exercise of the Warrants.

           SB Capital. As of the date of filing this statement, SB Capital beneficially owned 3,695,290 shares of Common Stock, representing approximately 16.1% of the Common Stock that would have been outstanding assuming exercise of the Warrants.

           SB CP LLC. By virtue of being the general partner of SB Capital Partners, SB Capital and Advisors Fund, SB CP LLC may be deemed to have been a beneficial owner of a

Page 10 of 14 Pages

total of 7,558,071 shares of Common Stock consisting of 3,759,927 shares beneficially owned by SB Capital Partners, 3,695,290 shares beneficially owned by SB Capital and 102,854 shares beneficially owned by Advisors Fund, or a total of approximately 32.8% of the Common Stock that would have been outstanding assuming exercise of the Warrants.

           SB CPI, Mr. Fisher and Mr. Lax. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed to have been beneficial owners of the 7,558,071 shares of Common Stock beneficially owned by SB CP LLC, or approximately 32.8% of the Common Stock that would have been outstanding assuming exercise of the Warrant. Mr. Lax, a director of the Company, holds options to purchase 10,000 shares of Common Stock, of which options to purchase 1,250 shares are currently exercisable, and accordingly may be deemed to have been a beneficial owner of a total of 7,559,321 shares of Common Stock, or 32.8% of the Common Stock that would have been outstanding assuming exercise of the Warrants.

           SBH. By virtue of its ownership of all the outstanding stock of SB CPI, SBH may be deemed to have been a beneficial owner of the 7,558,071 shares of Common Stock beneficially owned by SB CPI, or approximately 32.8% of the Common Stock that would have been outstanding assuming exercise of the Warrants.

           SOFTBANK. SOFTBANK may be deemed to have been a beneficial owner of the 7,558,071 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, and the 543,750 shares of Common Stock held by SBE, also a wholly owned subsidiary, for a total of 8,101,821 shares, or approximately 35.2% of the Common Stock that would have been outstanding assuming exercise of the Warrants.

           Mr. Son. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.3% interest in SOFTBANK. Accordingly, the 8,101,821 shares of Common Stock that may been deemed to have been beneficially owned by SOFTBANK, representing approximately 35.2% of the Common Stock that would have been outstanding assuming exercise of the Warrants, may be regarded as having been beneficially owned by Mr. Son.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit H	Warrant to Purchase Securities of Webhire, Inc., dated March 29, 2001, by and between the Company and SB Capital Partners.
Exhibit I	Warrant to Purchase Securities of Webhire, Inc., dated March 29, 2001, by and between the Company and SB Capital.

Page 11 of 14 Pages

Exhibit J	Warrant to Purchase Securities of Webhire, Inc., dated March 29, 2001, by and between the Company and Advisors Fund.

Page 12 of 14 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2001	SOFTBANK CAPITAL PARTNERS LP By: SOFTBANK CAPITAL PARTNERS LLC, General Partner
	By:	/s/ Ronald D. Fisher

		Name: Title:	Ronald D. Fisher Managing Director

SOFTBANK CAPITAL LP By: SOFTBANK CAPITAL PARTNERS LLC, General Partner
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher Managing Director

SOFTBANK CAPITAL PARTNERS LLC
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher Managing Director

SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher President

Page 13 of 14 Pages

RONALD D. FISHER
By:	/s/ Ronald D. Fisher

	Name:	Ronald D. Fisher

CHARLES R. LAX
By:	/s/ Charles R. Lax

	Name:	Charles R. Lax

SOFTBANK HOLDINGS INC.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Secretary

SOFTBANK CORP.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

MASAYOSHI SON
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

Page 14 of 14 Pages